UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

03 March 2016
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

“This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statement on Form F-3ASR (No. 333-190026) and the Registration Statements on Form S−8 (Nos. 333-202772, 333-6040, 333-173246, 333−165870, 333-90808, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.”

CRH plc

3rd March 2016

CRH announces that, as part of the Board's planned renewal process, Bill Egan and Utz-Hellmuth Felcht will step down from the Board at the conclusion of the Annual General Meeting on 28 April 2016.

Commenting on the retirements, Mr. Nicky Hartery, Chairman of CRH, said:

"On behalf of the Board I would like to thank Bill and Utz for their commitment and great service to CRH over many years and wish them both every success in the future."

Contact:

Neil Colgan
Company Secretary
Tel: +353 1 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 03 March 2016

By:___/s/Neil Colgan___
Neil Colgan
Company Secretary